Exhibit 1.3

“APPENDIX C OF LETTER AGREEMENT”

UNANIMOUS RESOLUTION OF THE PARTNERS OF ALESTRA, S. de R.L. de C.V.

REGARDING AMENDMENTS TO BYLAWS

The undersigned, who are the holders of all of the social parts into which the capital stock of Alestra, S. de R.L. de C.V. (“Alestra” or the “Partnership”) is divided, based on the provisions of Clause Nineteenth of the Bylaws of Alestra and Articles 82 and 178 of the General Law of Commercial Companies, hereby confirm that we have unanimously adopted the following resolutions, which for all effects shall have the same validity as if said resolutions had been adopted at a General Partners’ Meeting of Alestra:

FIRST. The Bylaws of Alestra are hereby amended as follows:

1.	Clause SIXTH, Section III(2), is amended to read:

“Onexa, S.A. de C.V. (‘Onexa’) is the holder of the social part ‘A’ and of one social part ‘N’. The direct shareholders of 100% (one hundred percent) of the capital stock of Onexa are ALFA, S.A. de C.V. (‘ALFA’), and BBVA Bancomer, S.A., Institución de Banca Multiple, Grupo Financiero BBVA Bancomer (‘Bancomer’), which for purposes of these Bylaws will be the parent companies of Onexa.”

2.	Clause SIXTH, Section III(3), is amended to read:

“AT&T Telecom México, Inc. (‘AT&T Mexico’) is the holder of the social part ‘B’ and of one social part ‘N’. The direct shareholder of 100% (one hundred percent) of the capital stock of AT&T Mexico is AT&T Corp. (‘AT&T’), which, in turn, is a wholly-owned subsidiary (100% of the stock) of SBC Communications Inc. (‘SBC’). For purposes of these Bylaws only AT&T will be deemed the parent company of AT&T Mexico.”

3.	Clause SIXTH is amended to add Section VI after Section V, as follows:

“VI. Except with unanimous approval of the partners, the Partnership shall not issue additional participations in the ordinary class or ‘N’ class of the Partnership’s capital prior to the date that is twelve months following the date of the merger of AT&T with a subsidiary of SBC. Unless the partners unanimously agree otherwise, following the date that is twelve months after the date of such merger, the Partnership may only issue additional participations in the ordinary class of the Partnership’s capital if following the issuance AT&T Mexico and Onexa continue to (i) own at least 51.1% of the economic and voting interest of the social parts for all of the ordinary classes of the Partnership’s capital, (ii) have the right to appoint at least 51.1% of the Board of Directors of the Partnership and (iii) retain ownership in the Partnership in proportion to the ownership of their social parts as in effect immediately prior to the issuance of any such additional participations.”

4.	Clause ELEVENTH is amended and restated in its entirety to read:

“ELEVENTH. The partners may transfer all or a portion of their social parts (hereafter, a ‘Transfer’) subject only to the provisions of this Clause and any written agreement between the partners then in effect applicable to such transfer, in lieu of Article 66 of the General Law of Business Organizations. Without limiting the foregoing, a transfer of the partner’s social parts shall be subject to the following provisions:

(i) If the Series ‘A’ partner receives an offer to Transfer 100% of the social parts held by the Series ‘A’ partner to a third party or parties which are not an Affiliate of the Series A partner (a ‘Third Party’) pursuant to a Bona Fide Offer (as defined below) then the Series ‘A’ partner shall give notice of such event to the Series ‘B’ partner (the ‘Offer Notice’), which shall include the following information: (1) the date of the Offer Notice, (2) the name and address of the Third

Party, (3) the proposed consideration to be paid for the social parts in reasonable detail, (4) the proposed date of the transaction, which shall be not less than 60 days after the date of the Offer Notice, and (5) confirmation as to whether the Series ‘A’ partner will accept or decline the Bona Fide Offer. If The Series ‘A’ partner proposes to accept the Bona Fide Offer to Transfer 100% of the social parts then the Series ‘A’ partner shall have the right, subject to compliance with the other provisions hereof, to require the Series ‘B’ partner to include in such sale (a ‘Required Sale’) all of the social parts then held by the Series ‘B’ partner by providing written notice of the Bona Fide Offer and the Required Sale to the Series ‘B’ partner. Such notice shall set forth in addition to the information contained in the Offer Notice, confirmation that the Series ‘A’ partner is Transferring 100% of its social parts, and the proposed date of the transfer of the Series ‘B’ partner’s social parts (the ‘Required Sale Date’) which shall be not less than 30 nor more than 180 days after the date of such notice (such time frame subject to extension in connection with a person’s good faith efforts to obtain any requisite regulatory approvals). The Series ‘B’ partner shall cooperate in good faith with the Series ‘A’ partner with consummating the Required Sale (including, without limitation, the giving of consents). On the Required Sale Date, the Series ‘B’ partner shall deliver, free and clear of all liens, claims or encumbrances, all social part certificates, duly endorsed and in proper form for transfer to such Third Party in the manner and at the address indicated in the Required Sale Notice, and the Series ‘A’ partner shall cause the Third Party to purchase from the Series ‘B’ partner its social parts in accordance with the notice referred to above. If the Series ‘A’ partner is seeking to Transfer its social parts, it shall first offer to sell such social parts to the Series ‘B’ partner.

‘Bona Fide Offer’ shall mean a solely cash offer (whether in the form of a purchase of social parts, merger, recapitalization, or otherwise) to acquire social parts for the acquiring party’s own account and without contemplating the subsequent transfer to the Series ‘A’ partner or any Affiliate (as hereafter defined) of the Series ‘A’ partner of the social part or any rights directly or indirectly related to the social part, including without limitation any voting rights, dividend rights, or any liens, charges, encumbrances or third party rights of any kind.

(ii) In the event the Series ‘A’ partner proposes to make a Transfer of 100% of its social parts in the Partnership and elects not to exercise its right to require the Series ‘B’ partner to sell its social parts, then the Series ‘B’ partner shall have the right to participate in such Transfer with respect to any social parts on terms and conditions no less favorable to the Series ‘B’ partner than those by which the Series ‘A’ partner Transfers its social parts. If the Series ‘B’ partner exercises its right to participate in such a transaction, it shall provide written notice to the Series ‘A’ partner within 30 days after receiving the Offer Notice (the ‘Tag Along Notice’). Such Tag Along Notice shall set forth (1) the date of the notice, and (2) confirmation that the Series ‘B’ partner accepts the Bona Fida Offer and will Transfer 100% of its social parts. The Series ‘A’ partner shall cooperate in good faith with the Series ‘B’ partner with consummating the sale in connection with the exercise of the Series ‘B’ partner’s rights (including, without limitation, the giving of consents).

(iii) Notwithstanding anything to the contrary herein, but subject to Subsections (i) and (ii) the Series ‘B’ partner shall not make a Transfer that will cause it to cease to continue to be the ‘beneficial owner’ (as defined in Rules 13d-3 and 13d-5 under the U.S. Securities Exchange Act of 1934, as amended) directly or indirectly, of less than 25% in the aggregate of the total voting power of the Voting Securities (as hereafter defined) of the Partnership until a date that is 30 days after the Bond Maturity Date (as hereafter defined).

‘Voting Securities’ means, with respect to any person, securities or other interests evidencing ownership entitling the holder thereof ordinarily to vote in general or special meeting of security holders entitled to vote for the election of directors (or the equivalent) of such person, it being understood that limited voting shares under Mexican law such as ‘L’ shares or ‘C’ shares which may entitle the holders thereof as a class to elect one or more directors shall not constitute Voting Securities so long as (i) the aggregate number of directors which may be elected by such holders as a class (the ‘Specified Directors’) is not more than twenty percent (20%) of the total number of directors (including Specified Directors), (ii) the total number of directors (including Specified Directors) is at least ten (10), and (iii) (A) the vote of the majority of the directors, other than the Specified Directors, is required in order to adopt any resolution, and (B) the concurrence of the Specified Directors will not be required to adopt any resolution.

‘Bond Maturity Date’ means the earlier of (i) June 30, 2010, and (ii) the date on which all bonds issued by the Partnership and outstanding on November 4, 2005 are paid in full, defeased, or refinanced on terms that do not require the Partnership to offer to purchase any such refinanced bonds upon a change in AT&T’s direct or indirect ownership of any equity of the Partnership.

In the event the social parts subject to a Transfer of social parts represent ten percent (10%) or more of the capital of the Partnership, the Partnership must notify the Mexican Ministry of Communications and Transportation of the partner’s intention to effect such Transfer, and if applicable, to obtain the favorable opinion of the Mexican Federal Competition Commission. Said notice shall include information concerning the persons interested in acquiring the social parts. For purposes of this Clause, any reference to a Transfer of social parts shall include any transfer or other disposition of social parts or any interest therein (including, but not limited to, the right to exercise or share in voting power or a right to or share of economic return with respect to such social part), including, but not limited to, (i) any Transfer or disposition by operation of law, by court order, by judicial process, or by foreclosure, levy or attachment; (ii) any sale, assignment, gift, donation, redemption, conversion or other disposition of such social parts or any interest therein, pursuant to an agreement, arrangement, instrument or understanding by which legal title to or beneficial ownership of such social parts or any interest therein passes from one person to another person, or to the same person in a different legal capacity, whether or not for value; (iii) the granting of any security interest, pledge, lien, mortgage, hypothecation or charge in or extending or attaching to such social part or any interest therein; and (iv) the granting to any person of an option or right to acquire any social part or interest therein, including by way of an instrument or obligation convertible into any such social part or interest therein.

Notwithstanding the preceding paragraphs, the creation of liens or other security interests with respect to the social parts, as provided in (iii) in the immediately preceding paragraph, that include or may include the granting to the creditor, directly or indirectly, the right to exercise or share the voting power, or the right to receive or share economic benefits with respect to the social parts, shall not be considered as a Transfer subject to the notification of the Mexican Ministry of Communications and Transportation and, if applicable, the favorable opinion of the Mexican Federal Competition Commission, provided that such creation or grant is approved by all of the partners of the Partnership.

Any Transfer of social parts must be recorded in the Partners & Social Parts Registry Book in order to be perfected as between the parties thereto and effective against third parties.

The Partners & Social Parts Registry Book shall contain the name, domicile and nationality of the transferor and transferee.

The Partnership will recognize as partners only those persons registered as such in the Partners & Social Parts Registry Book. Consequently, only partners registered in the Partners & Social Parts Registry Book will be entitled to receive dividends, exercise any right or privilege arising out of their social part and vote at partners meetings. The Partnership will not recognize as a partner any person not registered in the Partners & Social Parts Registry Book, nor will it admit any claim by, or recognize any interest of, such person to or in the social parts or the Partnership assets.

The Partnership Secretary shall refrain from recording any Transfer of social parts purportedly carried out in contravention of this Clause, and such Transfer of social parts (i) will automatically cause all rights and privileges arising out of the social part in question to be suspended, until said social part is once again held by the partner entitled thereto, in accordance with these Bylaws, and (ii) will be void ab initio. Likewise, the Partnership Secretary shall record only those Transfers of social parts to which the Mexican Ministry of Communications and Transportation has not objected.

The complete text of this Clause shall be transcribed on all contribution certificates issued by the Partnership.”

5.	Clause FIFTEENTH, is amended and restated in its entirety to read:

“FIFTEENTH. A partners’ meeting may take up any matter within the realm of authority of the Board of Directors, provided it is called for that purpose. Only partners’ meetings may take up and resolve the following matters:

1.	Discussion, approval, modification or rejection of the Annual Report of the Board of

Directors to the partners meeting on the preceding fiscal year, and adoption, for such purposes, of those measures deemed appropriate. The Annual Report shall include financial information of the Partnership and consolidated financial information of the Partnership and its subsidiaries, which shall cover the following:

(a)	A report on Partnership operations and those of its subsidiaries during the fiscal year, as well as the policies followed by the Board and, as applicable, the principal projects underway.

(b)	A report that sets forth and explains the principal accounting and reporting policies and criteria followed in the preparation of the financial information.

(c)	A statement showing both the financial situation of the Partnership, and the consolidated financial situation of the Partnership and its subsidiaries, as of the close of the fiscal year.

(d)	A statement showing the outcome of the Partnership, and the consolidated outcome of the Partnership and its subsidiaries, for the fiscal year, duly explained and classified.

(e)	A statement showing changes during the fiscal year in the financial situation of the Partnership and the consolidated financial situation of the Partnership and its subsidiaries.

(f)	A statement showing the changes that have occurred during the fiscal year in the categories of items comprising the total assets and total liabilities of the Partnership and the consolidated total assets and total liabilities of the Partnership and its subsidiaries.

(g)	Notes as necessary to complete or clarify the information furnished by the preceding statements.

2.	A decision regarding application of the results account.

3.	Appointment of the Directors of the Partnership, as provided in Clause Twentieth.

4.	Appointment of the Chairperson or Chairpersons of the Board of Directors from among the Series ‘A’ Directors, and designation of the Principal and Alternate Secretaries of said Board (nominated by the Series ‘A’ partner), who may but need not be Directors.

5.	Adoption of a resolution concerning redemption of social parts with liquid assets which, by law, may be used for the payment of dividends.

6.	Initiating appropriate action against Partnership governance bodies.

7.	A decision to issue preferred social parts.

8.	A decision to increase or decrease the fixed or variable portion of the capital.

9.	A decision to dissolve the Partnership, when dissolution does not occur automatically in accordance with these Bylaws.

10.	Adoption of a resolution to issue bonds or debentures, with or without a specific security interest.

11.	Except in connection with Transfers of social parts expressly permitted by and in accordance with the provisions of Clause Eleventh above, or in connection with an acquisition of another person (whether by merger, stock purchase or otherwise) by the Partnership other than a Subsection 33 Transaction (as defined in Subsection 33 below), the approval to admit new partners or to assign or Transfer social parts, with the understanding that in these cases, the attendance and unanimous vote of all partners will be required, provided, however, the approval by such partners shall not be interpreted as a waiver of or exception to the requirements for transferring social parts which are set forth in Clause Eleventh hereof.

12.	[Intentionally Omitted]

13.	[Intentionally Omitted]

14.	[Intentionally Omitted]

15.	The entry into, or amendment of any transaction with any partner, parent company of a partner, or Affiliate of any such persons, including, without limitation, any purchase, sale, lease or exchange of property or the rendering of service, unless the value of such transaction (or series of related transactions) does not exceed US$3,000,000 (Three million U.S. Dollars); provided, however, that under no circumstances (and notwithstanding anything to the contrary herein) can the Partnership enter into, amend or modify any transactions with any partner or an Affiliate of any partner if the effect thereof is to (x) materially and adversely affect the Series “B” partner or (y) adversely affect any contractual rights of the Series “B” partner or its Affiliates.

16.	The appointment, termination or replacement of the independent accountant or Examiner (or alternate Examiner).

17.	The approval of unaudited annual financial statements or audited financial statements.

18.	The approval of any incentive, deferred, severance or similar compensation plan for the Chief Executive Officer and other Officers of the Partnership.

19.	[Intentionally Omitted]

20.	The approval of, or amendment to, the authorizations pursuant to which the Chief Executive Officer may act and enter into transactions in the name of the Partnership; it being understood that the Chief Executive Officer may delegate to other appropriate Officers and employees of the Partnership any such authority to conduct the business of the Partnership.

21.	[Intentionally Omitted]

22.	[Intentionally Omitted]

23.	[Intentionally Omitted]

24.	[Intentionally Omitted]

25.	The decision to offer any service outside of the United Mexican States; provided however, that no partner vote shall be required in connection with the Partnership providing voice-over-internet-protocol services in any manner otherwise agreed to by the partners.

26.	[Intentionally Omitted]

27.	Waiver of non competition obligations assumed by the parent company of a partner in an agreement entered into by the Partnership.

28.

Subject to the provisions of Clause Sixth – Section VI, decisions to acquire a Competing Business or a Strategic Service, as such terms are defined in any agreement entered into by the Partnership, the partners and the parent companies of the partners, and determination of the purchase price at which such Competing Business or Strategic Services is acquired, if either (A) the Competing Business or Strategic Services to be acquired are wholly or partially located or provide any service outside of the United Mexican States, (B) in the reasonable good faith determination of the partner opposing such transaction the effect of such transaction is to (i) cause the Partnership Debt to EBITDA (as each such term is defined below) ratio to exceed 5 times (based on a pro forma adjustment of the Partnership’s most recent quarterly financial statements, and calculated after giving effect to the proposed transaction calculated prior to the execution of the proposed transaction), (ii) require the Series ‘B’ partner to contribute additional capital to the Partnership, (iii) entail a disproportionate adverse treatment of the Series ‘B’ partner’s ownership interests or rights in relation to the treatment of the ownership interests and rights of any other partner, or (iv) utilize less than fair market value for purposes of determining dilution / accretion of the partners or (C) any asset sale not in the ordinary course of business the proceeds of which would be in excess of US$10,000,000.00 (Ten million U.S. Dollars). ‘Debt’ means, without duplication, (a) all obligations of the Partnership for borrowed money or with respect to deposits or advances of any kind, (b) all obligations of the Partnership evidenced by bonds, debentures, notes or similar instruments, (c) all obligations of the Partnership upon which interest charges are customarily paid, (d) all obligations of the Partnership under conditional sale or other title retention agreements relating to property acquired by the Partnership, (e) all obligations of the Partnership in respect of the deferred purchase price of property or services (excluding current accounts payable incurred in the ordinary course of business), (f) all indebtedness of others secured by (or for which the holder of such indebtedness has an existing right, contingent or otherwise, to be secured by) any lien on property owned or acquired by the Partnership, whether or not the indebtedness secured thereby has been assumed, (g) all guarantees by the Partnership of indebtedness of others, (h) all capital lease obligations of the Partnership, (i) all obligations, contingent or otherwise, of the Partnership as an account party in respect of letters of credit and letters of guaranty and (j) all obligations, contingent or otherwise, of the Partnership in respect of bankers’ acceptances. The Debt of the Partnership shall include the Debt of any other entity (including any partnership in which such Person is a general partner) to the extent the Partnership is liable therefor as a result of the Partnership’s ownership interest in or other relationship with such entity, except to the extent the terms of such Debt provide that the Partnership is not liable therefor. The calculation of Debt shall be net of any unencumbered cash, unencumbered US or Mexican government securities and unencumbered commercial paper rated A-1/P-1 held by the Partnership. ‘EBITDA’ for any period means the (i) sum of consolidated net income plus consolidated interest expense (to the extent such amount was deducted in calculating consolidated net income) plus the following to the extent deducted in calculating consolidated net income: (a) all income and asset tax expense of the Partnership and its consolidated subsidiaries, (b) depreciation expense of the Partnership and its consolidated subsidiaries, (c) amortization expense of the Partnership and its consolidated subsidiaries (excluding amortization expense attributable to a prepaid cash item that was paid in a prior period), (d) foreign exchange losses that are reported below the “operating profit (loss)” (or equivalent) line on the Partnership’s statement of results of operations, (e) all other non-cash charges of the Partnership and its consolidated subsidiaries and (f) other expenses, in each case for such period minus (ii) the sum of the following to the extent increasing consolidated net income: (a) foreign exchange gains that are reported below the “operating loss (profit)” (or equivalent) line on the Partnership’s statement of results of operations, (b) other income and (c) all other non-cash items of the Partnership and its consolidated subsidiaries. Each of the calculations and determinations used in computing EBITDA shall be made in accordance with Mexican generally accepted accounting principals.

29.	[Intentionally Omitted]

30.	[Intentionally Omitted]

31.	Authorization to a partner to make a public offering of its securities in a securities market other than those specified in any agreement entered into by the Partnership, the partners and the parent companies of the partners.

32.	Modifying the Partnership’s financial policy including (A) incurring debt not contemplated by the Business Plan or the annual budget, or (B) pledging the Partnership’s assets as collateral, or providing Partnership guarantees, for Partnership indebtedness or indebtedness of any unaffiliated third party.

33.	Subject to the provisions of Clause Sixth – Section VI, the entry into (A) any transaction involving the acquisition of another person (whether by merger, stock purchase or otherwise) by the Partnership if either (i) the person being acquired is wholly or partially located or provides any services outside of the United Mexican States, or (ii) in the reasonable good faith determination of the partner opposing such transaction the effect of such transaction is to(a) cause the Partnership Debt to EBITDA ratio to exceed 5 times (based on a pro forma adjustment of the Partnership’s most recent quarterly financial statements, and calculated after giving effect to the proposed transaction calculated prior to the execution of the proposed transaction), (b) require the Series ‘B’ partner to contribute additional capital to the Partnership, (c) entail a disproportionate adverse treatment of the Series ‘B’ partner’s ownership interests or rights in relation to the treatment of the ownership interests and rights of any other partner, or (d) utilize less than fair market value for purposes of determining dilution / accretion of the partners or (B) any asset sale not in the ordinary course of business the proceeds of which would be in excess of US$10,000,000 (Ten million U.S. Dollars). Any transaction to which this Section 33 applies is sometimes referred to elsewhere in these Bylaws as a “Subsection 33 Transaction”.

34.	The selection or modification of any material methods, principles, practices, procedures and policies of accounting and/or tax treatment of the Partnership and any other material action relating to the Partnership’s financial statements or tax returns (which actions shall be deemed to include all elections of the Partnership for tax purposes in any jurisdiction) and any non-ministerial actions to be taken with respect to tax matters.

35.	The modification of the Partnership’s policy with respect to the payment to partners or dividends or other distributions of cash or other assets.

36.	Any amendment, supplement or modification to the terms and conditions of these Bylaws.

37.	Any amendment, supplement or modification to the terms and conditions of any agreement between the Partnership (or any of its subsidiaries) and a parent company of a partner (or an Affiliate of such parent company) for the provision of administrative or other similar services.

38.	Any amendment, supplement or modification to the terms and conditions of any concession granted to the Partnership by the Government of Mexico resulting in a reduction of scope or imposing any additional restrictions on the actual or future operations of the Partnership or imposing any additional risk of potential liability on the partners.

39.	The issuance of debt or equity securities of the Partnership pursuant to a public offering.

40.	The approval of any changes to the timing or amounts of capital contributions approved by the partners in furtherance of the Business Plan.

41.	[Intentionally Omitted]

42.	[Intentionally Omitted]

43.	The entering into any Hedge/Swap Transaction, as defined in any agreement entered into by the Partnership, the partners and the parent companies of the partners, other than transactions designed to hedge against fluctuations in interest rates or foreign exchange rates.

44.	[Intentionally Omitted]

45.	Approval of the retirement, withdrawal or resignation of a partner.

46.	The decision referred to in Clause Thirty First, Section VI.

47.	Termination of any agreement entered into by the Partnership, the partners and the parent companies or the partners.

48.	Incorporation or creation of any subsidiary and amendment to its Bylaws.

49.	Decisions relating to the exercise of corporate rights at shareholders or partners meetings of subsidiaries.

50.	Matters that (A) do not fall within any of the following categories: (i) capital expenditures, (ii) transactions with any partner, parent company of a partner, or Affiliate of any such persons, (iii) contracts with customers or the Partnership, (iv) sale of assets, or (v) the matters listed in 1 to 49 above, and (B) involve amounts in excess of US$3,000,000 (Three million U.S. Dollars) or its equivalent for each transaction or US$12,000,000 (Twelve million U.S. Dollars) or its equivalent in the aggregate in any calendar year for each group of related transactions.

The provisions of Subsections 11, 12, 13, 14, 18, 19, 21, 22, 23, 25, 26, 28, 29, 30, 33, 38, 41, 42 and 44 of Article Fifteen of these Bylaws shall not be applicable if an Affiliate of the Series ‘B’ partner no longer has the right to designate at least one member of the governing board or executive committee of either Teléfonos de México, S. A. de C. V. or America Móvil, S.A. de C.V. and as otherwise may be agreed to in writing between the partners; and in lieu thereof, the following provisions shall apply for each subsection:

11.	Except in connection with Transfers of social parts expressly permitted by and in accordance with the provisions of any written agreement between the partners then in effect applicable to a Transfer, the approval to admit new partners or to assign or Transfer social parts, with the understanding that in these cases, the attendance and unanimous vote of all partners will be required, provided, however, the approval by such partners shall not be interpreted as a waiver of or exception to the requirements for transferring social parts which are set forth in Clause Eleventh hereof.

12.	The approval of the annual budget and/or material modifications thereto, including the setting of annual financial goals and targets.

13.	The approval of the Business Plan and/or modifications thereto.

14.	The making of, or the entry into a binding commitment to make, any single capital expenditure or series of related capital expenditures which would result in the Partnership expending (or committing to expend) an amount (A) equal to or greater than US$10,000,000 (Ten million U.S. Dollars) in the case of a capital expenditure not provided for in the then current annual budget, (B) equal or greater than US $20,000,000 (Twenty million U.S. Dollars) in the aggregate for all capital expenditures in any fiscal year which are not provided for in the then current annual budget, or (C) equal to or greater than US$30,000,000 (Thirty million U.S. Dollars) in the case of a capital expenditure that is provided for in the then current annual budget.

18.	The approval of any incentive, deferred, severance or similar compensation plan for the

Chief Executive Officer and other Officers of the Partnership or the making of any award or grant under such plans.

19.	The initiation, prosecution and/or settlement of any claim, action, litigation, arbitration or other legal proceeding initiated by or against the Partnership involving an amount in excess of US$1,000,000 (One million U.S. Dollars), it being agreed that if a partner or its Affiliate is a party to such claim, action, proceeding or litigation, the matter shall be decided by the vote of the holder of a majority in interest of the social part other than the social part held by such partner with a conflict of interest.

21.	The entry into, or the amendment or termination of, contracts with customers of the Partnership that have a term in excess of 36 months or a cumulative value in excess of US$20,000,000 (Twenty million U.S. Dollars).

22.	The approval of, or modification to, the Partnership’s marketing and technical/architectural plans and policy.

23.	The approval of, or modification to, the Partnership’s regulatory policy.

25.	Decision to introduce a Strategic Service, as such term is defined in any agreement entered into by the Partnership, the partners and the parent companies of the partners.

26.	Decision to introduce a Complementary Business Plan Service, as such term is defined in any agreement entered into by the Partnership, the partners and the parent companies of the partners.

28.	Decision to acquire a Competing Business or Strategic Service, as such terms are defined in any agreement entered into by the Partnership, the partners and the parent companies of the partners, and determination of the purchase price at which such Competing Business or Strategic Service is acquired.

29.	Termination of the Steering Committee appointed by the agreement of the partners.

30.	Appointment and removal of the Chief Executive Officer.

33.	The entry into (A) any transaction involving the acquisition of another person (whether by merger, stock purchase or otherwise) by the Partnership, or (B) any asset sale not in the ordinary course of business the proceeds of which would be in excess of US$10,000,000 (Ten million U.S. Dollars).

38.	Any amendment, supplement or modification to the terms and conditions of any concession granted to the Partnership by the Government of Mexico.

41.	Decisions with respect to trade or service marks pursuant to which the Partnership markets its service offerings.

42.	The offering of any telecommunications service that is not a Business Plan Service, Strategic Service, Complementary Business Plan Service (as defined in any agreement entered into by the Partnership, the partners and the parent companies of the partners) or a service that is substantially similar to, or directly substitutable for, a Business Plan Service, Strategic Service or Complementary Business Plan Service.

44.	Decision to introduce an Excluded Service, as such term is defined in any agreement entered into by the Partnership, the partners and the parent companies of the partners.

For purposes of these Bylaws, Affiliate shall mean with respect to a person, any other person directly or indirectly controlled by, controlling, or under common control with, such person.”

6. The third sentence of the third paragraph of Clause TWENTIETH is amended to read:

“Any candidate may be vetoed by any partner within fifteen (15) days of the date of notification, should it reasonably believe said candidate has a conflict of interest with the Partnership, due to being a member of an administrative body of a Telecom Competitor or of either Teléfonos de México, S. A. de C. V. or America Móvil, S.A. de C.V., or due to such person having a direct or indirect responsibility for SBC’s relationship with either Teléfonos de México, S. A. de C. V or America Móvil, S.A. de C.V. ‘Telecom Competitor’ means any Person which engages directly or indirectly in the offering or provisioning in the United Mexican States of one or more services substantially similar to or directly substitutable for any service which is agreed to in writing by the partners for purposes of this privision; provided, however, in no event shall any of the partners or the parent company of any of the partners, their respective Affiliates, or either Telmex or America Móvil constitute a Telecom Competitor.”

7. The second sentence of the third paragraph of Clause TWENTY-FIRST is amended to read:

“Resolutions of the Board of Directors will be valid when adopted by the majority of the entire Board except that the affirmative vote of at least one Director appointed by each of the holders of the Series ‘A’ social part and the Series ‘B’ social part shall be required for the election of the Secretary (and alternative Secretary) and the approval of any matter decided by the Board relating to a decision that the Partnership should commence bankruptcy, liquidation or similar proceedings.”

8. The amendments to the Bylaws provided for in paragraphs 6 and 7 of this Resolution shall not be applicable if an Affiliate of the Series ‘B’ partner no longer has the right to designate at least one member of the governing board or executive committee of either Teléfonos de México, S. A. de C. V. or America Móvil, S.A. de C.V. and as otherwise may be agreed to in writing between the partners.

9. This Resolution shall become effective upon and therefore is subject to the condition precedent of the consummation of the merger of AT&T with a subsidiary of SBC.

SECOND. It is resolved to appoint Messrs.: Lic. Carlos Jimenez and Ricardo Pons Mestre as Delegates, so that any one of them, acting alone on behalf of Alestra, may appear before a Notary Public of their choice to formalize these resolutions and obtain the corresponding public deeds.